UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

22 April 2004

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

PROXY STATEMENT

For the Extraordinary General Meetings of Shareholders to be held on April 21, 2004

Meeting to Elect External Directors

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (“BONY”), of Blue Square — Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting to Elect External Directors”), to be held on April 21, 2004, at 10:00 a.m (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the Meeting to Elect External Directors that the shareholders adopt the following resolution:

1.	To elect David Vinshel and to re-elect Zeev Vurembrand as “external directors” under the Israeli Companies Law, 1999.

Meeting to Approve Consulting Agreement

        This Proxy Statement is also furnished to the holders of Ordinary Shares, and to holders of ADSs, evidenced by ADRs issued by BONY, in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting to Approve Consulting Agreement”), to be held on April 21, 2004 at 1:00 p.m (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        The Meeting to Approve Consulting Agreement is subject to the prior approval of the terms of a Consulting Agreement between the Company and S. Zohar Consulting and Management Ltd. by the Audit Committee and the Board of Directors following the Meeting to Elect External Directors to be held earlier in the day. In the event the Consulting Agreement is not approved by the Audit Committee and the Board of Directors, the Meeting to Approve Consulting Agreement will not take place.

        It is proposed at the Meeting to Approve Consulting Agreement that the shareholders adopt the following resolution:

1.	To approve a Consulting Agreement between the Company and S. Zohar Consulting and Management Ltd., an entity controlled by Shlomo Zohar, a director of the Company.

Other Matters; Proxy Card; Solicitation; Meeting Information

        The Company currently is unaware of any other matters that may be raised at the Meeting to Elect External Directors or at the Meeting to Approve Consulting Agreement (each, a “General Meeting” and together, the “General Meetings”). Should any other matters be properly raised at either General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

        A form of proxy for use at the General Meetings and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the General Meetings whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the General Meetings, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meetings or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

        The Board of Directors of the Company is soliciting proxies for use at the General Meetings. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about March 22, 2004. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

        Only shareholders and ADR holders of record at the close of business on March 18, 2004 shall be entitled to receive notice of and to vote at the General Meetings. At the close of business on March 18, 2004, the Company had outstanding 38,400,000 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at each General Meeting and entitled to vote thereat, shall constitute a quorum at such General Meeting. If within half an hour from the time appointed for the Meeting to Elect External Directors a quorum is not present, both General Meetings will be adjourned to the same day in the next week, at the same time and place as originally scheduled. If within half an hour from the time appointed for the Meeting to Approve Consulting Agreement a quorum is not present, the Meeting to Approve Consulting Agreement will be adjourned to the same day in the next week, at the same time and place as the originally scheduled Meeting to Approve Consulting Agreement. At such reconvened meetings, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

        The proposal relating to election of David Vinshel and the re-election of Zeev Vurembrand as external directors of the Company will be adopted only if either (a) the majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of non-controlling shareholders of the Company and who are present and voting, in person or by proxy, at the meeting, or (b) the total number of shares voted against the proposal by non-controlling shareholders does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The proposal relating to the terms of the Consulting Agreement between the Company and S. Zohar Consulting and Management Ltd., an entity controlled by Shlomo Zohar, at the Meeting to Approve Consulting Agreement requires the affirmative vote of at least a majority of the voting power represented at such General Meeting in person or by proxy and voting on the matter presented.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information, as of March 8, 2004, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group:

	Ordinary Shares Beneficially Owned
Directors, Officers and 5% Shareholders	Number of shares	Percent

Bronfman-Alon Ltd. (1)
Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	29,999,993	78.1%

Directors and Officers of the Company as a group (consisting of 23
persons) (2)	0	0.00%

(1)     Bronfman-Alon is owned 50% by each of the following:

              (i)          Alon Israel Oil Company Ltd., an Israeli-based fuel company, which is owned approximately 35% by the purchasing entities of kibbutzim in Israel, approximately 26% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd. (“Africa Israel”), a public company traded on the Tel Aviv Stock Exchange, and approximately 39% by Bielsol Investments (1987) Ltd. (“Bielsol”).  Mr. Lev Levayev is the controlling shareholder of Africa Israel.  Mr. David Wiessman and the Biran family are the controlling shareholders of Bielsol.

              (ii)                 Bronfman-Fisher Investments Ltd., which is owned approximately 51% by Mr. Matthew Bronfman, 5.5% by Bronfman family trusts and approximately 43.5% by Mr. Yaakov Shalom Fisher.

(2)     Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Bronfman-Alon Ltd.

MEETING TO ELECT EXTERNAL DIRECTORS

PROPOSAL ONE FOR MEETING TO ELECT EXTERNAL DIRECTORS –
ELECTION OF EXTERNAL DIRECTORS

        The Company’s Board of Directors has nominated David Vinshel to be elected, and Zeev Vurembrand to be re-elected, at the Meeting to Elect External Directors to serve as external directors (as defined for purposes of the Israeli Companies Law, 5759-1999 (the “Companies Law”)) of the Company. David Vinshel and Zeev Vurembrand are nominated to serve as external directors for three-year terms in accordance with the provision of the Companies Law, commencing on the date of the Meeting to Elect External Directors. It is the intention of the persons named in the proxy to vote for the election of David Vinshel and the re-election of Zeev Vurembrand.

        The following information is supplied with respect to David Vinshel and Zeev Vurembrand and is based upon the records of the Company and information furnished to it by David Vinshel and Zeev Vurembrand.

Name	Age	Position with Company

David Vinshel	68	External Director
Zeev Vurembrand	53	External Director

        David Vinshel is currently a private businessman and the Chairman of the Public Committee for the Shares of Bank Leumi L’Yisrael Ltd. From 1998 to 2001, Mr. Vinshel was the Chairman of the Board of Migdal Insurance Company, from 1997 to 1991, Mr. Vinshel was the Chief Executive Officer of Clal Israel, and from 1981 to 1991, he was the Chief Executive Officer of Supersol. Mr. Vinshel holds a B.A. in economics from Hebrew University and an M.A. in social science from the Institute of Social Studies in Hague, Holland.

        Zeev Vurembrand has served as a director of Blue Square since February 2001.  In October, 2002, Mr. Vurembrand was appointed Chief Executive Officer of Clalit Health Services, the leading health care institution in Israel, which provides comprehensive medical care to 3.7 million members, some 60% of the Israeli population.  Mr. Vurembrand also holds the position of Chairman of the Board of Directors of the Mor Institute for Medical Data Ltd., Clalit Bio-Medical Engineering Ltd., and Shilah Dental Services, all Clalit Health Services subsidiaries. From 1995 until his new appointment, Mr. Vurembrand served as Deputy Director General and Head of the Finance and Health Insurance Division of Clalit Health Services (formerly Kupat Holim Clalit) as well as the Head of Clalit Mushlam.  From 1993 to 1995, Mr. Vurembrand served as the Deputy Director General of Finance and Business Development of Shekem Ltd.  From 1979 to 1992, Mr. Vurembrand held the position of Deputy Director General of Automobile Industries Ltd.  Mr. Vurembrand holds a degree in Industrial Engineering and Management from the Technion-Israel Institute of Technology, in Haifa, Israel.

        It is proposed that at the Meeting, the following Resolution be adopted:

        “RESOLVED, that David Vinshel be, and hereby is, elected, and Zeev Vurembrand be, and hereby is, re-elected, to hold office as external directors of the Company for three-year terms in accordance with the provision of the Companies Law commencing on the date of the Meeting to Elect External Directors.”

        The Israeli Companies Law requires that external directors be elected by either:

•	the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of non-controlling shareholders of the Company and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

•	the total number of shares voted against the election of the external director by non-controlling shareholders does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors recommends a vote FOR the election of David Vinshel and the re-election of Zeev Vurembrand as external directors of the Company.

Independent-External Directors

        Companies Law Requirements. Under the Israeli Companies Law, 1999 (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on the Tel Aviv Stock Exchange, such as Blue Square, are treated as public companies with respect to the external directors requirements. The external directors may not have any economic relationship with Blue Square or its controlling shareholders. External directors are elected by the shareholders. The votes in favor of the election must include either (i) at least one-third of the votes of the shareholders attending and voting who are non controlling shareholders of the company, without taking abstentions into account or (ii) the total vote of such non controlling shareholders who vote against the election represent 1% or less of all of the voting rights in the company. External directors serve for a three year term, which may be renewed for only one additional three year term. External directors can be removed from office only by the same special majority vote of shareholders required to elect them, or by court order. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director, except the audit committee, which requires all external directors. An external director is entitled to compensation as provided in regulation adopted under the Companies Law and is otherwise prohibited from receiving any other compensation directly or indirectly, in connection with his service.

        New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, the Company is required to have a minimum of three independent directors. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with the company, unless the board of directors of the company determines that the business relationship does not interfere with such person’s independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company’s executives serves on that corporation’s compensation committee. See “-Audit Committee” below for a description of the changes to the independence standards under the New York Stock Exchange rules.

Audit Committee

        Companies Law Requirements. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee and the shareholders.

        New York Stock Exchange Requirements. Under the current NYSE rules, the Company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of an audit committee under NYSE rules include evaluating the independence of a company’s outside auditors.

        Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) issued new rules that, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange has adopted rules that would comply with the SEC’s requirements, and we are required to comply with the new audit committee requirements by no later than July 31, 2005.

                 The requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

                 The SEC has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

        As of February 10, 2004, the members of the Audit Committee were Tamar Hacker, Zeev Vurembrand, Shlomo Even and Ron Hadassi.

MEETING TO APPROVE CONSULTING AGREEMENT

PROPOSAL ONE FOR MEETING TO APPROVE CONSULTING AGREEMENT –
APPROVAL OF CONSULTING AGREEMENT WITH
S. ZOHAR CONSULTING AND MANAGEMENT LTD.

        Pursuant to the Companies Law, the terms of employment of a director, including the terms of his employment as an officer of the Company, require the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders. The Board of Directors appointed Shlomo Zohar to the Board of Directors of the Company on March 8, 2004, replacing Gil Unger who resigned from the Board of Directors upon his appointment as the Chief Executive Officer and President of the Company.

        The Meeting to Approve Consulting Agreement will only take place in the event the Audit Committee and the Board of Directors approve the Consulting Agreement at meetings held following the Meeting to Elect External Directors.

        Under the proposed agreement, the Company will retain S. Zohar Consulting and Management Ltd. (the “Consultant”), an entity controlled by Shlomo Zohar, as an independent contractor to provide to the Company, its subsidiaries and/or its affiliated companies accounting consulting services in various areas, including accounting consulting to the management of the Blue Square group, tax planning and advice, due diligence, accounting analyses, internal accounting control over the activities and transactions of the Company, accounting implications for recovery plans, accounting advice with respect to the issuance of debentures and the like. The Consultant will provide the services through Shlomo Zohar, CPA. The services provided under the Consulting Agreement through Mr. Shlomo Zohar are not connected in any way to the services provided by Mr. Shlomo Zohar to the Company in his capacity as a director of the Company and are provided to the Company as additional services.

        In consideration for the services of the Consultant, the Company will pay Consultant the NIS equivalent of US $20,000 per month plus VAT.

        Either party has the right to terminate the agreement for any reason upon 60 days’ written notice. In the event the Consultant does not provide the services through Shlomo Zohar, the Company has the right to terminate the agreement immediately.

        The agreement is effective as of March 1, 2004, subject to receipt by the Company of all necessary corporate approvals.

        Subject to the prior approval by the Audit Committee and the Board of Directors, it is proposed that at the Meeting to Approve Consulting Agreement the following resolution be adopted:

        “RESOLVED, that the Consulting Agreement with between the Company and S. Zohar Consulting and Management Ltd., an entity controlled by Shlomo Zohar, a director of the Company, be, and hereby is, approved.”

OTHER BUSINESS

        Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Matthew Bronfman
Chairman of the Board
Dated: March 22, 2004